November 2010

Pricing Sheet dated November 23, 2010 to
Amendment No. 1 to Preliminary Terms No. 563 dated November 3, 2010 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Priceline.com Incorporated due May 24, 2011
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – NOVEMBER 23, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,400,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	November 23, 2010
Original issue date:	November 29, 2010 (3 business days after the pricing date)
Maturity date:	May 24, 2011
Underlying equity:	Priceline.com Incorporated common stock
Underlying equity issuer:	Priceline.com Incorporated
Coupon:	12% per annum (approximately equivalent to $0.5833 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 24th of each month, beginning on December 24, 2010
Payment at maturity (per ELKS):
If on any trading day from but excluding the pricing date to and including the valuation date:
•  the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•  the closing price has decreased to or below the downside threshold price, then you will receive shares of Priceline.com Incorporated common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$407.85, which is the closing price of the underlying equity on the pricing date.
Downside threshold price:	$326.28, which is 80% of the initial equity price.
Equity ratio:	0.02452, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	May 19, 2011, subject to adjustment for non-trading days and certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61759G455
ISIN:	US61759G4551
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$5,400,000	$81,000	$5,319,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 9 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No 1. to Preliminary Terms No. 563 dated November 3, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.